SCHEDULE 13G
Amendment No. 2
Sealed Air Corporation
Common Stock
$.10 par value


Cusip #: 812-11K-10-0
Item 1:  Reporting Person
Tiger Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  8,259,630
Item 7:  -0-
Item 8:  8,259,630
Item 9:  8,259,630
Item 11: 9.9%
Item 12: IA


Cusip #: 812-11K-10-0
Item 1:  Reporting Person
Tiger Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  5,731,240
Item 7:  -0-
Item 8:  5,731,240
Item 9:  5,731,240
Item 11: 6.9%
Item 12: IA


Cusip #: 812-11K-10-0
Item 1:  Reporting Person
Julian H. Robertson, Jr.
Item 4:  U.S.
Item 5: -0-
Item 6:  14,080,870
Item 7:  -0-
Item 8:  14,080,870
Item 9:  14,080,870
Item 11: 16.9%
Item 12: IN


Item 1(a). Sealed Air
Corporation

Item 1(b). Park 80 East,
Saddle Brook, NJ 07662

Item 2(a). This statement is
filed on behalf of Tiger
Management L.L.C.("TMLLC")
and Tiger Performance L.L.C.
("TPLLC").

Julian H. Robertson, Jr. is
the ultimate controlling
person of TMLLC and TPLLC.

Item 2(b). The address of
each reporting person is 101
Park Avenue, New York, NY
10178

Item 2(c). Incorporated by
reference to item
(4) of the cover page
pertaining to each reporting
person.

Item 2(d). Common Stock
$.10 par value

Item 2(e). 812-11K-10-0

Item 3. TMLLC and TPLLC are
investment advisers
registered under Section 203
of the Investment Advisers
Act of 1940.

Item 4. Ownership is
incorporated by reference to
items (5) - (9) and (11) of
the cover page pertaining to
each reporting person.


Item 5. Not applicable

Item 6. Other persons are
known to have the right to
receive dividends from
or proceeds from the sale of
such securities.  The
interests of one such
persons, The Jaguar Fund
N.V., a Netherlands Antilles
corporation, is more than
5%.

Item 7.Not applicable

Item 8.Not applicable

Item 9.Not applicable

Item 10. By signing below, I
certify that, to the best of
my knowledge and belief, the
securities referred to above
were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant in any
transaction having such
purpose or effect.


After reasonable inquiry and
to the best of my knowledge
and belief, I certify that
the information set forth in
this statement is true,
complete and correct.


February 12, 1999


TIGER MANAGEMENT L.L.C.


/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/ Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman Chief
Financial Officer Under
Power of Attorney dated
1/27/95
On File with Schedule 13G
for Kohl's Corp. 2/7/95

AGREEMENT

The undersigned agree that
this Amendment No. 2 to
Schedule 13G dated February
12, 1999 relating to shares
of common stock of Sealed
Air Corporation shall be
filed on behalf of each of
the undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.


/s/  Nolan Altman,
Chief Financial Officer

JULIAN H.
ROBERTSON, JR.

By:  /s/  Nolan Altman Under

Power of Attorney dated

1/27/95 On file with

Schedule 13G for Kohl's

Corp. 2/7/95